SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

Starz
(Name of Issuer)
Series A Liberty Capital Common Stock
(Title of Class of Securities)
85571Q102
(CUSIP Number)
December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

___________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 Pages

CUSIP No. 85571Q102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast QVC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,508,386
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,508,386
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,508,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.37%
12	TYPE OF REPORTING PERSON CO

Page 3 of 10 Pages

CUSIP No. 85571Q102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Programming Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,508,386
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,508,386
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,508,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.37%
12	TYPE OF REPORTING PERSON OO

Page 4 of 10 Pages

CUSIP No. 85571Q102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,508,386
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,508,386
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,508,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.37%
12	TYPE OF REPORTING PERSON CO

Page 5 of 10 Pages

CUSIP No. 85571Q102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,508,386
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,508,386
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,508,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.37%
12	TYPE OF REPORTING PERSON CO

Page 6 of 10 Pages

Item 1(a).      Name of Issuer:

Liberty Media Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

8900 Liberty Circle
Englewood, Colorado  80112

Item 2(a). Names of Persons Filing:

This statement is filed on behalf of the persons identified below (the “Reporting Persons”):

Comcast QVC, Inc.

Comcast Programming Holdings, LLC

Comcast Holdings Corporation

Comcast Corporation

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Comcast QVC, Inc. and Comcast Programming Holdings, LLC is 1201 N. Market Street, Suite 1000, Wilmington, Delaware 19801.

The address of the principal business office of each of Comcast Holdings Corporation and Comcast Corporation is One Comcast Center, Philadelphia, Pennsylvania 19103.

Item 2(c). Citizenship:

Comcast QVC, Inc. – Delaware

Comcast Programming Holdings, LLC – Delaware

Comcast Holdings Corporation – Pennsylvania

Comcast Corporation – Pennsylvania

Item 2(d). Title of Class of Securities:

Series A Liberty Capital Common Stock

Item 2(e). CUSIP Number:

85571Q102

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

Page 7 of 10 Pages

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 4,508,386

(b)	Percent of class: 4.37%(1)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: -0-

(ii) Shared power to vote or to direct the vote: 4,508,386

(iii) Sole power to dispose or to direct the disposition of: -0-

(iv) Shared power to dispose or to direct the disposition of: 4,508,386

(1) Based on 103,222,898 shares of Series A Liberty Capital Common Stock believed to be outstanding as of October 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

Comcast QVC, Inc. owns 4,508,386 shares of Series A Liberty Capital Common Stock.

Comcast QVC, Inc. is a direct, wholly owned subsidiary of Comcast Programming Holdings, LLC.

Comcast Programming Holdings, LLC is a direct, wholly owned subsidiary of Comcast Holdings Corporation.

Comcast Holdings Corporation is a direct, wholly owned subsidiary of Comcast Corporation.

Page 8 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2014
COMCAST QVC, INC.

By:	/s/ Kristin M. Kipp
Name:	Kristin M. Kipp
Title:	Vice President and Assistant Secretary

COMCAST PROGRAMMING HOLDINGS, LLC
By:	Comcast Capital Corporation, its manager

By:	/s/ Kristin M. Kipp
Name:	Kristin M. Kipp
Title:	Vice President and Assistant Secretary

COMCAST HOLDINGS CORPORATION

By:	/s/ William E. Dordelman
Name:	William E. Dordelman
Title:	Senior Vice President and Treasurer

COMCAST CORPORATION

By:	/s/ William E. Dordelman
Name:	William E. Dordelman
Title:	Senior Vice President and Treasurer

Page 10 of 10 Pages

JOINT FILING STATEMENT

In accordance with Rule 13d−1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: February 13, 2014
COMCAST QVC, INC.

By:	/s/ Kristin M. Kipp
Name:	Kristin M. Kipp
Title:	Vice President and Assistant Secretary

COMCAST PROGRAMMING HOLDINGS, LLC
By:	Comcast Capital Corporation, its manager

By:	/s/ Kristin M. Kipp
Name:	Kristin M. Kipp
Title:	Vice President and Assistant Secretary

COMCAST HOLDINGS CORPORATION

By:	/s/ William E. Dordelman
Name:	William E. Dordelman
Title:	Senior Vice President and Treasurer

COMCAST CORPORATION

By:	/s/ William E. Dordelman
Name:	William E. Dordelman
Title:	Senior Vice President and Treasurer